

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2020

Martin A. Kits van Heyningen
President and Chief Executive Officer
KVH Industries Inc.
50 Enterprise Center
Middletown, Rhode Island 02842

> **Re: KVH Industries Inc.**
> **Registration Statement on Form S-3**
> **Filed August 4, 2020**
> **File No. 333-240358**

Dear Mr. Kits van Heyningen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing